FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           19 May 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding O2 Beats Mobile Data Target sent to the London Stock Exchange on 19 May 2003.







press release



PR0316



                  O2 retains text messaging crown as it beats

                               mobile data target



Released: 19 May 2003



mmO2 continued record-breaking growth for text messaging (SMS) - handling on average more than 30 million messages per day - and other mobile data services for the year ending 31 March 2003, it was announced today. This comes ahead of mmO2's preliminary results this Wednesday, May 21.



Peter Erskine, chief executive of mmO2, said: "mmO2 is gaining momentum in the mobile data space and person-to-person SMS is the core service from which demand for more sophisticated higher-value data services is emerging. In the third quarter, mmO2 had already exceeded its 2002/2003 target of 16% of service revenues from data, and this trend was further accelerated in the fourth quarter. This puts the company well on track to achieve 25% of revenues from data by the end of 2004."



SMS

Group-wide, more than 11.6(1) billion text messages were sent and received during the year and around 60% of O2 customers now use text messaging. In the UK, O2 maintained its number one position and carried more than 8.3 billion text messages during the year(2), giving it a market share of 35%. In all markets, O2 increased the number of customers using SMS and messages sent per month. O2 Ireland, for example, consistently achieved amongst the highest SMS usage levels in Europe with each customer sending and receiving on average 100 messages each per month.



Premium SMS

Taking person-to-person SMS to the next stage, O2 is also leading the market in the provision of innovative premium text messaging services, leveraging its partnerships in broadcast and football. In the UK, more than a third of premium SMS's are football-related and the business handled nearly seven million premium texts from fans during the course of the season. Arsenal's international fan base also took advantage of ring-tones, match analysis and commentary, text alerts and votes and multimedia messages (MMS) via their mobile handsets. The company expects to announce plans to offer similar services for fans of other Premiership clubs shortly.



O2 UK, in conjunction with Channel 4, is also introducing a range of new interactive mobile data services to coincide with the launch this Friday of Big Brother 4 - a fly-on-the-wall television programme in the UK, which it is sponsoring for the second consecutive year. The new services will enable customers to receive pictures, news updates and 3D talking heads of the contestants to their MMS handsets as well as text the producers, send a message direct to the on-screen news ticker and nominate 'housemates' for eviction. Last year, O2 UK handled more than 10 million related texts from viewers.



In Ireland, viewers of the show can, for the first time, evict people from the Big Brother house by using O2 Ireland's premium text service. Irish viewers can also keep up to date throughout the nine weeks with all the hidden gossip sessions, stolen kisses and escape plots via the Big Brother news alerts.



Peter Erskine continued: "This year we expect to see a continuation of the explosive growth in text and interactive services on the back of such sponsorships as Big Brother 4. In addition, we will continue to build on the success of the O2 brand, focus on data-centric customer segments and innovative customer services, such as text 'Bolt-on's', to further attract and retain high value customers."



GPRS

Signs that usage of 'email on the move', multimedia messaging services (MMS) and Java games is on the increase was reflected in the latest GPRS figures. mmO2 now has more than half a million 'active' GPRS customers up from 200,000 at the end of December 2002.



O2 media messaging

The O2 media messaging service was launched in October 2002 and by the end of the year there were around 100,000 active MMS users across the O2 footprint, sending an average of five messages per month. O2 has led MMS interconnect agreements with other network operators across its territories. During the last few months, it announced the first such deals with Vodafone, Orange and T-Mobile in the UK and O2 customers in Germany now have full interconnect with T-Mobile, Vodafone and E-Plus.



O2 'Games Arcade'

O2's Java games service, the O2 Games Arcade, launched in September 2002 and is proving highly popular amongst the high value 'youth' target audience. By the year-end more than 278,000 games had been purchased. The service is constantly made more appealing by the addition of the latest games - more than 60 new games have been added in the last few months as well as an online highest score service.



Music and Video Trials

O2 has recently announced trials of video and the world's first 'music over mobile' services using GPRS. Video services being trialled include the ability to create and send 10-second video clips, and to browse, select and download video clips including regularly updated news, sport, weather and entertainment. Once selected, the clip will be 'streamed' or downloaded direct to the mobile handset. The O2 music service enables customers to select, retrieve and store the latest chart hits via their GPRS-enabled mobile handset onto a specially designed 'digital music player' - and start listening in around 12 seconds. O2 is working with some of the biggest names in broadcasting and media, to support these services, including MTV and BMG.



O2 Online

At the year-end the Online channel accounted for more than 600,000 of the O2 UK customer base, compared to just over 300,000 at the end of last year. Online customer ARPU is significantly higher than that of customers acquired through other channels, in particular for pre-pay customers, mainly reflecting their higher mobile data usage. O2 is the clear leader in the UK online market well ahead of it s nearest competitors, reflected in overall WAP and web portal usage, as well as customer numbers.





Note to Editors

Mobile data roaming

O2 UK offers GPRS roaming with 29 networks in 26 countries, including Australia, Austria, Belgium, Canada, Czech Republic, Finland, France, Germany, Hong Kong, Ireland, Italy, Netherlands, Norway, Portugal, Russia, Spain, Sweden, Switzerland and the USA (AT&T and T-Mobile).



O2 Ireland offers GPRS roaming with the UK, Germany, Austria, Italy, USA, , Portugal, Czech Republic, Finland, Hong Kong, Singapore, Sweden, Norway, the Netherlands and Israel.



O2 Germany offers GPRS roaming to Finland, France, UK, Hong Kong, Ireland, Italy, Netherlands, Norway, Austria, Philippines, Poland, Russia, Switzerland, Singapore, Turkey and the USA.


mmO2

mmO2 has 100% ownership of mobile network operators in four countries - the UK, Germany, the Netherlands and Ireland - as well as a leading mobile internet portal business. All of these businesses are branded as O2. Additionally, the company has operations on the Isle of Man (Manx Telecom) and owns O2 Airwave - an advanced, digital emergency communications service.



mmO2 was the first company in the world to launch and rollout a commercial GPRS (or 2.5G) network and has secured third generation mobile telephony ("3G") licences in the UK, Ireland, the Netherlands, and Germany.



mmO2 has some 13,500 employees, with revenues for the year ended 31 March 2002 of GBP4.276 billion. The company had 19.1 million customers and data represented 17.7% of total service revenues in the quarter ending 31 December 2002.



mmO2 Contacts:



David Nicholas                            Simon Gordon
Head of Media Relations                   Press Relations Manager
mmO2 plc                                  mmO2 plc

david.nicholas@o2.com                     simon.gordon@o2.com
t: +44 (0) 771 575 9176                   t: +44 (0) 771 007 0698

Kate Mant
Data PR Manager
mmO2 plc

kate.mant@o2.com
t: +44 (0) 773 651 8790

mmO2 press office: +44 (0)1753 628402



   All mmO2 Group news releases can be accessed at our web site: www.mmo2.com



--------------------------


(1)Total handled messages, including both sent (MO) and received (MT). Includes SMS P2P MT incoming and outgoing, SMS inbound roaming, SMS broker.


(2)Total handled messages, including both sent (MO) and received (MT). Includes SMS P2P MT incoming and outgoing, SMS inbound roaming, SMS broker.


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: May 19, 2003                         By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary